FAX COVER SHEET
Date:	December 18, 2006	Our File No.:		1707
To:	Donald F. Delany	Company:		U.S. Securiites and
				Exchange Commission
Fax No.:	1 202 772-9368
From:	Stewart L. Lockwood	Our Tel. No.:	(604)	683-1102
		Our Fax No.:	(604)	683-2643
	No. of pages: 1	(including this page)

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COMMENTS:	re:	Canarc Resource Corp. (the "Company")
File No. 000-18860 – Review Letter

We are writing to you as counsel for the Company. Further to your letter dated December 15, 2006, and your follow-up call (for which we thank you), we confirm that, unfortunately, due to Christmas holidays and work travel of the senior officers and the auditors current workload, they will not be able to respond in any substantive way, until January 5, 2007. Please note we will do our best to get an initial response to you sooner. I also confirm I am the Corporate Secretary and will be assisting in any way possible.

Please call me as soon as possible, if the foregoing is not acceptable. We would also like some clarification, as we believe your call suggested that this response should be filed publicly on EDGAR? We question whether such a practise is normal for review processes such as this, where confidential or non-material matters may be disclosed, or even subject to solicitor/client privilege. Please advise if this potential EDGARing issue is urgent, otherwise, we hope that it can be dealt with in January as matters progress.

Yours truly, Vector Corporate Finance Lawyers

Stewart L. Lockwood

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